Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

TransCanada 401(k) and Savings Local 1-2 Plan:

We consent to the incorporation by reference in the registration statement (No. 333-151736) on Form S-8 of TransCanada Corporation of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the TransCanada 401(k) and Savings Local 1-2 Plan.

/s/ KPMG LLP

Houston, Texas
June 25, 2012